UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Basic Energy Services, Inc.
___________________________________________________________________________________

Common Stock, par value $0.01 per share
___________________________________________________________________________________

(Title of Class of Securities)

06985P209
___________________________________________________________________________________

 (CUSIP Number)

Steven Weiser
Silver Point Capital, L.P.
2 Greenwich Plaza, First Floor
Greenwich, CT 06830
 203-542-4200
___________________________________________________________________________________

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
December 23, 2016
___________________________________________________________________________________

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 06985P209
1		NAMES OF REPORTING PERSONS
Silver Point Capital, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
5,360,196
	8	SHARED VOTING POWER*
-0-
	9	SOLE DISPOSITIVE POWER*
5,360,196
	10	SHARED DISPOSITIVE POWER* -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
5,360,196
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)*
20.8%(1)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, PN
*See Item 5.

[1]
This percentage is calculated based upon 25,825,802 shares of Common Stock outstanding as of December 23, 2016, as reported in the press release dated December 22, 2016 filed as Exhibit 99.2 to the Issuer's Form 8-K filed on December 27, 2016.

SCHEDULE 13D

CUSIP NO. 06985P209
1		NAMES OF REPORTING PERSONS
Edward A. Mulé

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
-0-
	8	SHARED VOTING POWER*
5,360,196
	9	SOLE DISPOSITIVE POWER*
-0-
	10	SHARED DISPOSITIVE POWER* 5,360,196
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
5,360,196
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)*
20.8%(1)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN
*See Item 5

SCHEDULE 13D

CUSIP NO. 06985P209
1		NAMES OF REPORTING PERSONS
Robert J. O'Shea

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
-0-
	8	SHARED VOTING POWER*
5,360,196
	9	SOLE DISPOSITIVE POWER*
-0-
	10	SHARED DISPOSITIVE POWER* 5,360,196
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
5,360,196
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)*
20.8%(1)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN
*See Item 5.

Item 1. Security and Issuer

This statement on Schedule 13D (the "Schedule 13D") relates to the common stock, par value $0.01 per share ("Common Stock"), of Basic Energy Services, Inc. (the "Issuer").  The principal executive offices of the Issuer are located at 801 Cherry Street, Suite 2100, Fort Worth, Texas 76102.

Item 2. Identity and Background

(a)  This Schedule 13D is being jointly filed by Silver Point Capital, L.P., a Delaware limited partnership ("Silver Point"), Mr. Edward A. Mulé and Mr. Robert J. O'Shea (collectively, the "Reporting Persons") with respect to the ownership of 5,360,196  shares of Common Stock by Silver Point Capital Fund, L.P., a Delaware limited partnership (the "Fund"), and Silver Point Capital Offshore Fund, Ltd., a Cayman Islands exempted company (the "Offshore Fund" and, together with the Fund, the "Funds").  Silver Point is the investment manager of the Funds and by virtue of such status may be deemed to be the beneficial owner of the securities held by the Funds.  Silver Point Capital Management, LLC ("Management") is the general partner of Silver Point and as a result may be deemed to be the beneficial owner of the securities held by the Funds. Each of Messrs. Mulé and O'Shea is a member of Management and has voting and investment power with respect to the securities held by the Funds and may be deemed to be a beneficial owner of the securities held by the Funds.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of January 3, 2017, a copy of which is attached hereto as Exhibit 1.

(b)  The address of the principal business office of each of the Reporting Persons is Two Greenwich Plaza, First Floor, Greenwich, CT 06830.

(c)  The principal business of Silver Point is serving as the investment manager of the Funds.  The principal business of Mr. Edward A. Mulé and Mr. Robert J. O'Shea is serving as sole members and sole managing members of Management and engaging in certain other investment related activities.

(d)  During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Silver Point is a limited partnership organized under the laws of the State of Delaware. Each of Messrs. Mulé and O'Shea is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

As of January 3, 2017, as reflected in this Schedule 13D, the Reporting Persons beneficially own an aggregate of 5,360,196  shares of Common Stock.  As described in Item 4 below, the shares of Common Stock reported herein were acquired in connection with the Issuer's chapter 11 bankruptcy case in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court").

Item 4. Purpose of Transaction.

Prior to the Effective Date of the Plan (as such terms are defined below), the Reporting Persons or their affiliates were holders of the Issuer's existing 7.75% senior notes due 2019 and 7.75% senior notes due 2022 (collectively, the "Existing Notes").  On October 25, 2016, the Issuer and certain of its subsidiaries (collectively, the "Debtors") filed voluntary petitions for relief under chapter 11 of the United States Bankruptcy Code.  The Debtors' plan of reorganization (as it has been amended, modified and supplemented, the "Plan") provided for, among other things, the equitization of the Existing Notes into Common Stock.  On December 9, 2016, the Bankruptcy Court entered an order confirming the Plan. As a result, on December 23, 2016 (the "Effective Date"), the claims of the Reporting Persons and their affiliates in respect of their Existing Notes were converted into Common Stock.

The Reporting Persons and certain of their affiliates agreed to participate in the Issuer's $90 million debtor in possession credit facility prior to the Effective Date.

On the Effective Date, the Debtors consummated the Plan through a series of transactions and the Plan became effective pursuant to its terms. Upon emergence from chapter 11 on the Effective Date, all of the Issuer's outstanding common stock, par value $0.01 per share, was cancelled and the Issuer authorized the issuance of shares of new Common Stock.  In connection with the Plan, as of the Effective Date, the Issuer has expanded its board of directors to include a nominee of the Reporting Persons.  The Reporting Persons nominated Samuel E. Langford to the Issuer's board of directors.

On December 27, 2016, the Funds each filed a Form 144 with the Commission disclosing each Fund's intent to sell up to the maximum number of shares of Common Stock allowable under the volume restrictions of Rule 144(e) under the Securities Act of 1933, as amended.  On January 3, 2017, the Funds each filed an amendment to the original Forms 144 to reflect an increase in the maximum number of shares of Common Stock that may be sold under Rule 144(e) as a result of the recent trading volume of the Common Stock. The number of shares of Common Stock sold by the Reporting Persons as of the date of this filing are set forth in Item 5(c) below. In general, the shares of Common Stock reported herein are held for investment purposes. The Reporting Persons do not have any current plan or proposal that relates to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D, except as otherwise described herein.

Each of the Reporting Persons reserves the right, in light of its ongoing evaluation of the Issuer's financial condition, business, operations and prospects, the market price of the Common Stock, commodity prices, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change its plans and intentions at any time, as it deems appropriate.

Item 5. Interests in Securities of the Issuer.

(a)  The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. The Reporting Persons beneficially own the Common Stock reported herein. There were 25,825,802 shares of Common Stock outstanding as of December 23, 2016, as reported in the Press Release dated December 22, 2016 filed as Exhibit 99.2 to the Issuer's Form 8-K filed on December 27, 2016.  The shares of Common Stock reported herein represents approximately 20.8% of the outstanding Common Stock as of December 23, 2016.

(b)  The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. Silver Point has sole voting and dispositive power with respect to the Common Stock reported herein.  Messrs. Mulé and O'Shea may be deemed to have shared voting and dispositive power with respect thereto by reason of their status as sole members and sole managing members of Management.

(c)  Within the past sixty days, the Reporting Persons have engaged in the following transactions in the Common Stock:

Transaction Date	Transaction Type	Number of Shares	Price Per Share
December 27,2016	Open Market Sale	100,000	$35.1132
December 28, 2016	Open Market Sale	50,000	$34.7226
December 29, 2016	Open Market Sale	75,000	$35.147
December 30, 2016	Open Market Sale	33,000	$35.6411

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On December 23, 2016, the Funds, along with certain other holders of Common Stock, entered into a Registration Rights Agreement with the Issuer.  Under the Registration Rights Agreement, the Funds have certain demand, shelf and piggyback registration rights relating to the resale of the Common Stock pursuant to which the Issuer is required to use commercially reasonable efforts to effect the registration of such securities on the applicable form and is required to include such securities in such registration or offering on the same terms and conditions as such other securities being registered, as applicable.  A complete copy of the Registration Rights Agreement is attached as Exhibit 10.1 to the Issuer's Current Report on Form 8-A filed with the Securities and Exchange Commission on December 23, 2016 and is incorporated herein by reference. Except as described herein, the Reporting Persons have no contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.	Material to be filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of January 3, 2017, by and among the Reporting Persons.

Exhibit 2
Registration Rights Agreement, dated as of December 23, 2016, by and among Basic Energy Services, Inc. and the parties thereto (incorporated by reference to Exhibit 10.1 to the Issuer's form 8-A filed on December 23, 2016).

Exhibit 3
Power of Attorney of Edward A. Mulé (incorporated here by reference to Exhibit B to Schedule 13G filed by Silver Point Capital, L.P., Edward A. Mulé and Robert O'Shea with the Securities and Exchange Commission on February 16, 2016 relating to TopBuild Corp.).

Exhibit 4
Power of Attorney of Robert O'Shea (incorporated here by reference to Exhibit C to Schedule 13G filed by Silver Point Capital, L.P., Edward A. Mulé and Robert O'Shea with the Securities and Exchange Commission on February 16, 2016 relating to TopBuild Corp.).

SIGNATURES

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:   January 3, 2017

Silver Point Capital, L.P.

By:	/s/ Steven Weiser
Name:	Steven Weiser
Its:	Authorized Signatory

Edward A. Mulé

By:	/s/ Steven Weiser
Name:	Steven Weiser
Title:	Attorney-in-fact

Robert J. O'Shea

By:	/s/ Steven Weiser
Name:	Steven Weiser
Title:	Attorney-in-fact

Exhibit 1

The undersigned hereby agree as follows:

(i)           Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii)          Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  January 3, 2017

Silver Point Capital, L.P.

By:	/s/ Steven Weiser
Name:	Steven Weiser
Its:	Authorized Signatory

Edward A. Mulé

By:	/s/ Steven Weiser
Name:	Steven Weiser
Title:	Attorney-in-fact

Robert J. O'Shea

By:	/s/ Steven Weiser
Name:	Steven Weiser
Title:	Attorney-in-fact